                                                                       EXHIBIT 5
                          MARSAM PHARMACEUTICALS INC.

MARSAM PHARMACEUTICALS INC.
                                                                  August 4, 1995

Dear Stockholder:

    I am pleased to inform you that on July 28, 1995, Marsam Pharmaceuticals Inc. ("Marsam") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Schein Pharmaceutical, Inc. (the "Parent") and SM Acquiring Co., Inc., a wholly owned subsidiary of the Parent (the "Sub"). Pursuant to the Merger Agreement, the Parent is today commencing a tender offer (the "Offer") to purchase all outstanding shares of Marsam's Common Stock for $21.00 per share in cash. The Merger Agreement provides that each share of Marsam Common Stock not acquired by the Parent pursuant to the Offer will be exchanged for $21.00 per share in cash upon the merger (the "Merger") of the Sub into Marsam, which will occur as soon as practicable following the consummation of the Offer.

    Your Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and Merger are fair to, and in the best interests of, Marsam and its stockholders. Accordingly, the Board of Directors recommends that stockholders accept the Offer and tender their shares.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, among other things, the opinion of Bear, Stearns & Co. Inc. ("Bear Stearns"), the Company's financial advisor, that the cash consideration of $21.00 per share to be received by the Marsam stockholders in the Offer and the Merger is fair to the public stockholders from a financial point of view.

    Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9, including a copy of the full text of the opinion of Bear Stearns. Also enclosed is the Parent's Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. We urge you to read the enclosed material and consider this information carefully.

                                          Sincerely,

                                          Marvin Samson
                                          PRESIDENT AND
                                          CHIEF EXECUTIVE OFFICER

Building 31, Olney Ave. P.O. Box 1022 Cherry Hill, New Jersey 08034, (609) 424-5600
Telex: 5106012909 Marsam Pharma UQ
Facsimile: 609-751-8784